

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 22, 2009

Mr. Robert W. Dunlap
Chief Financial Officer
Park-Premier Mining Company
32391 Horseshoe Drive
Evergreen, Colorado 80439

> **Re: Park-Premier Mining Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2009**
> **File No. 000-16736**

Dear Mr. Dunlap:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

1.   We note your disclosure on page 18 explaining that your principal business activity since your organization in 1907 has been the exploration of mining properties, although you also disclose on page 4 that you have had essentially no operations since 1985. It appears that you need to modify your Statements of Operations, Statements of Stockholders' Deficit, and Statements of Cash Flows to include the activity from inception to comply with paragraph 11 of SFAS 7. You

may wish to consider the guidance in footnote 7 to this Standard if you believe there is a more logical point of inception than 1907. Please disclose your rationale. If you present this activity on an unaudited basis, please be sure to include labels in the column headers to identify the cumulative data as unaudited.

Controls and Procedures, page 26

2. Your disclosure explaining that there have been no *significant* changes in your *internal controls* or in other factors that could significantly affect *internal controls subsequent to* the date of the evaluation does not comply with Item 308(c) of Regulation S-K.

   This guidance requires that you disclose *any change* (rather than only significant change) in your *internal control over financial reporting* (rather than internal control generally), and address those changes that occurred *during the last fiscal quarter* (rather than subsequent to the date of the evaluation), that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

   Please modify your disclosure accordingly.

Form 10-Q for the Quarterly Period Ended March 31, 2009

3. We note that you are delinquent in filing your Form 10-Q for the quarterly period ended March 31, 2009. Please comply with Rule 13a-13 of Regulation 13A.

Closing Comments

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3868 with any other questions.

Sincerely,

Karl Hiller
Branch Chief